
MICHELIN



03037494

November 7, 2003


SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH. D.C. 155 SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Information dated October 22, 2003 (Nine months 2003 net sales).
- Consolidated sales figures for the first nine months of 2003 and 2002, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on October 29, 2003.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

William J. Guzick
Vice President, Secretary
and General Counsel

dlw 11/19

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354


MICHELIN


SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH, D.C. 155 SEC'L ON

PRESS INFORMATION

October 22, 2003

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Nine months 2003 net sales:
11.1 billion euros, + 4.5% excluding the impact of currency fluctuations

Group sales volumes expressed in tons increased by 3%, in contrasted tire markets.

Although the Passenger Car and Light Truck tire replacement market continues to post strong growth in Europe, it remains below its 2002 level in North America. Passenger Car and Light Truck original equipment markets are down in both regions. Truck tire markets are slightly up.

As far as full year operating margin is concerned, Michelin remains confident that it should be able to offset a significant proportion of the strong negative impact resulting from the sharp increase in its raw material consumption costs. At constant scope of consolidation, this could translate into an operating margin slightly below that of 2002, which stood at 7.8%.

(in EUR million)	9 months to September 2003	9 months to September 2002
Consolidated net sales	11,148.7	11,686.2
Excluding the impact of exchange rate variations	*N/A*	*10,665.1*[a]
	3rd quarter 2003	3rd quarter 2002
	3,800.5	3,865.2
Excluding the impact of exchange rate variations	*N/A*	*3,627.3*

	YTD 9 months 2003		3rd quarter 2003	
	Total change (9 months, 03/ 9 months, 02)		Total change (3rd quarter 03/3rd quarter 02)	
	In EUR million	Accrued %	In EUR million	Accrued %
	- 537.4	- 4.6%	- 64.7	- 1.7%
Of which exchange rates :	- 1,021.0	- 8.7%	- 237.9	- 6.2%
Volumes :	+ 262.8	+ 2.5%	+ 95.5	+ 2.6%
Price/Mix :	+ 220.8	+ 2.0%	+ 77.7	+ 2.1%
Scope of consolidation :	0	0%	0	0%

* * *

[a] Net sales for the first 9 months of 2002 recalculated at September 30, 2003, exchange rates

1. Analysis of the impacts on the change in net sales

Sales volume expressed in tons is up compared to the first nine months of 2003. Excluding the impact of currency fluctuations, net sales are up 4.5%, but down -4.6% at current exchange rates. Note:

- The **positive impact (+2.5%)** of **higher sales volumes**.
- The **positive price / mix effect of +2.0%** at constant exchange rates.
- The **negative impact (-8.7%) of exchange rates**. As already noted in the last few months of 2002 and since the start of 2003, this is mostly related to North and South American currencies.
- Lastly, **absence of change in the Group scope of consolidation** compared to the first nine months of 2002. Although the acquisition of the European tire distribution activities of Viborg is effective since March 31, 2003, and although these activities will be consolidated as of April 1, the current due diligence process had yet to be completed at end September. As a result, Viborg – which is in the process of being merged into Euromaster - will only appear in the 4th quarter consolidated accounts of the financial year.

2. Evolution of World Tire Markets

Tire markets for the third quarter were globally in line with Group expectations as adjusted at end July. They appeared very contrasted, with a high monthly volatility.

Pass. Car & Light Truck (In units)	Replacement mkt Accrued 9 m. 2003	OE mkt Accrued 9 m. 2003	Michelin estimations FY 2003
Total	*NA*	*NA*	*Globally stable tire markets*
Europe[c]	**+ 6.3%**	**- 6.1%**	RT: up 2 to 3%; slightly more if good winter tire sell-out; OE: down 3%
North America[a]	**- 0.3%**	**- 4.1%**	RT: flat; OE: - 4 to 5%
South America	**NA**	**NA**	ND
Asia	**NA**	**NA**	Continued growth in China

NA: Not Available
ND: Not Disclosed

Truck (In units)	Replacement mkt Accrued 9 m. 2003	OE mkt Accrued 9 m. 2003	Michelin estimations 2003
Total	*NA*	*NA*	*Markets slightly up*
Europe[b]	**+ 4.2%**	**+ 3.4%**[c]	WE RT: 1%+; OE (power units): 2%+
North America[d]	**+ 1.1%**[c]	**+ 0.3%**	RT: stable to +1%; OE: +5%
South America	**NA**	**NA**	ND
Asia	**NA**	**NA**	ND

NB: Third quarter tire markets should be viewed in light of the key factors which had characterized the third quarter 2002 (compared to the same period in 2001).

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
a United States, Canada and Mexico
b Western Europe (15 main markets)
c Power units market
d United States, Canada and Mexico
e Radial + bias tire market

- in **Europe**

The **Passenger Car and Light Truck tire replacement market** is up 6.3% in the first nine months of the year, against a 6% or so rise in the first half. The third quarter posts sustained growth (+7%, after +11% in Q1 and +1.7% in Q2), mostly fuelled by a 15% increase in winter tire 'sell-in' sales. On the other hand, the 'sell-out' market exhibited a somewhat different trend, since winter tire sales to end-users usually only start in October and are heavily dependent on weather conditions. Market long-term trends, i.e. declining mass market and growing high performance and 4x4 segments, are unchanged.

Michelin maintains its estimated 2 to 3% growth in the European passenger car and light truck replacement tire market for the full year, but the figure could be revised upwards if winter tire 'sell-out' sales are good.

The **Passenger Car and Light Truck Original Equipment market** continued to shrink in the third quarter, in line with the trend started in April (- 6.1% YTD compared to - 5.1% in the first half and -8.3% for the third quarter alone). On the other hand, progression towards upper range and better-equipped vehicles continues. As some car manufacturers have announced production increases in the fourth quarter, following signs of improved car sales noticed in some European countries, one could witness positive market growth in Q4, though the full year market should be down some 3% on 2002.

In **Truck replacement**, the Western European market is up 4.2% year-on-year and 2.7% in the third quarter. The third quarter increase is due to positive growth in September, while the rest of the period shows slower growth than in the first half of the year. This was expected as part of the growth in the first six months of 2003 was driven by advanced purchasing, ahead of price increases effective in the third quarter announced by a number of players, including Michelin.

As a result, Michelin forecasts market growth above 1% for the full year.

The **Truck Original Equipment** market (power units) is up 3.4% year-on-year. However, there again, one should remember comparison elements: after a very depressed first quarter, the market had gradually recovered in 2002, a year which had been particularly weak (-17% down on first quarter 2001). However, exports of new trucks outside of Europe show signs of improvement. Taking this into consideration and truck manufacturers expectations of a more positive trend in the coming months, Michelin tables on a full year original equipment (power units) tire market more than 2% above 2002.

By contrast, Truck Original Equipment (trailers) sales continued to erode, as a result of the financial difficulties experienced by several European trailer manufacturers.

- in **North America**

The **Passenger Car and Light Truck Tire Replacement market** is down -0.3% year-on-year, against a –3.1% decline at end June. The mechanical growth of the SUV tire segment (up 13% in Q3 2003, whereas it was down 22% in Q3 2002) and the progression of the mass-market tire segments largely account for the 3rd quarter market increase. On a year to date basis, long-term trends remain unchanged, with an improved market-mix: SUV and performance tire segments continue and grow whereas mass-market is down 5% on 2002.

As a result, Michelin expects the Passenger Car and Light Truck tire replacement market to be flat for the full financial year 2003.

On the **Passenger Car and Light Truck Original Equipment market,** the –3.8% downward trend observed in the first half deepened, down –4.1% at end September. On the other hand, as in the case of the replacement market, the SUV and High Performance segments continued to outperform the market. On a full year basis, the market should be down some 4 to 5% on 2002.

In **Truck**, the **replacement** market slowed down, as expected, in the 3rd quarter. As of September 30, it is up a bare 1.1%, against +3% in the first half. This erosion recorded in the third quarter can be attributed in part to sales drives by various players which boosted sales in June. The market remains however 3% short of its 9 months 2000 level. For the full year, Michelin tables on a market up close to 1%.

In **Original Equipment,** the market shows an aggregate 0.3% increase. One should remember that the 3rd quarter 2002 had benefited from advance purchases of 'Class 8' trucks ahead of the introduction of new emission standards effective 1 October, 2002. The trailer market continued to grow in line with the trend witnessed in the first six months. Michelin expects the market to improve in the 4th quarter given current indications by truck and trailer manufacturers of a planned increase in both 'Class 8' trucks and trailers production. As a result, on a full year basis, the original equipment truck tire market could be up close to 5%.

- In **South America**, the economic climate is showing signs of slight improvement, especially in Argentina. South American currencies remain however down on the Euro, on a year-on-year comparison (- 29% for the Brazilian real).

- In **Asia,** the situation varies widely from country to country.

In China, the third largest market behind Japan and South Korea, Passenger Car and Light Truck tire replacement markets have enjoyed the same dynamic growth as in recent years. The Japanese Replacement market, by contrast, continues to stagnate. Passenger Car and Light Truck Original Equipment markets are also showing buoyant growth in **China** and in South Korea. In Japan, the export business remains high.

The Chinese radial Truck tire market posts growth trends almost as strong as in 2002, but the Japanese replacement market is down about 7% on the first nine months of 2002 (itself some 5% lower than the same quarter levels for 2001).

- The **Middle-East and African region** benefited in the third quarter from a further improvement in Turkey's economic health and from the associated pick up in sales.

3. Evolution by Michelin business segment

Net sales	**9 months to September 2003 (in € million)**	Δ 9 m 2003/ 9 m 2002 (in %)
Group	**11,148.7**	**- 4.6%**
Passenger Car & Light truck	**5,545.7**	- 6.8%
Truck	**2,927.9**	- 0.4%
Other activities	**3,266.9**	- 4.8%
Inter-sector eliminations	**(591.8)**	

Sales volume variations
(change in %, 9 months to September 2003/ 9 months to September 2002)

	Total	Replacement	Original Equipment[a]
Group (in tons[b])	+ 3.1%	+ 3.7%	+ 1.8%
Passenger Car & Light Truck (in units sold)	**- 0.3%**	+ 2.0%	- 5.5%
Truck (in units sold[c])	**+ 3.5%**	+ 5.0%	+ 0.2%
Other tire activities (in tons)	**+ 1.6%**	+ 0.8%	+ 3.6%

a Original equipment : sales to vehicle manufacturers

b Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.

c Number of new tires

3.1 Passenger Car & Light Truck

This segment benefited from sustained price increases as well as from further improvement in the product and category mix. Excluding the impact of currency fluctuations, the segment's net sales are up more than 3% year-on-year.

Passenger Car/ Light Truck (in units sold) 9 months to September 2003	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*- 0.3%*	*+ 2%*	*N/A*	*- 5.5%*	*N/A*
Europe[c]	- 2.5%	+ 4.5%	+ 6.3%	- 14.8%	- 6.1%
North America[d]	- 1.3%	- 1.6%	- 0.3%	- 0.5%	- 4.1%
Other geographical areas[e]	+ 11.1%	+ 7.4%	N/A	+ 19.5%	N/A

- In **European replacement**, the increase in sales volumes of +4.5% year-on-year is lower than that of the market owing to the two following factors. In the 1st quarter, market growth was driven mainly by competitor promotional campaigns which Michelin did not follow. Furthermore, in Eastern Europe, the Group resolved to favor a steady cash-in in euros, raising prices in order to compensate for the depreciation of local currencies. In the 3rd quarter, Michelin gained market share in winter tires in Germany, Austria and Switzerland. However, higher than expected demand for its new Alpin range in Europe exceeded Group's anticipation. This led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe.

  On a positive note however, Michelin's product and category mix improved further over the nine-month period, with a strong progression in VZ and 4x4 tire sales, when compared with the same period of 2002.

  In **North America**, sales are down 1.6% compared to the first nine months of 2002. The mass market and the H-rated tire segments where the Group lost market share in July and August account for most of this decline. Conversely, the launch in September of the Michelin HydroEdge™ range in the mass-market segment and a new generation MXVH4 in the H-rated segment recorded a strong success. On a nine-month basis, the mix as well as the net unit price continued to improve.

  In South America, as in 2002, the successive price increases in local currency terms have helped offset the decline in net sales.

  In **Asia**, the Group pursues its focused growth policy centered on high added value segments.

  In China, sales continued to outperform the market: net Michelin and Warrior branded tire sales grew by more than 30%. Net sales in Thailand were not affected by the Group's strategy of reducing the relative importance of the light truck segment and delivering a better product mix.

- In **European Original Equipment**, non-renewal, from August 2002, of the supply contract with General Motors Europe, contributed to a sizeable contraction of the sales volumes for the first 9 months of 2003 (-14.8%). This will however be gradually offset in the second half as Michelin pursues its long-term effort to strike a better balance between Original Equipment and Replacement markets and improve the quality of the product mix.

  Similarly, in **North America**, despite a bear market, Michelin further enhanced its mix. As evidenced in 2002 and throughout the current year, Group sales clearly outpaced the market and additional significant market share gains have been achieved in the 'SUV' and 'Performance' segments.

---

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)

d United States, Canada and Mexico

e Asia, South America, Africa and Middle East

3.2 Truck

Net sales were down 0.4% year-on-year. This slight decline is due to highly unfavorable exchange rates. Excluding that impact, sales volumes went up +3.5% in units sold and a better original equipment / replacement mix together with higher unit prices enabled this business to post a strong growth.

Truck (in units sold) 9 months to September 2003	Total	Replacement[a]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 3.5%**	**+ 5.0%**	**N/A**	**+ 0.2%**	**N/A**
Europe	+ 2.8%	+ 5.5%	+ 4.2%[b]	- 1%[c]	+ 3.4%[d]
North America	+ 3.3%	+ 7.7%	+ 1.1%[e]	- 4.6%	+ 0.3%
Other geographical areas[e]	+ 4.8%	+ 2.5%	N/A	+ 22.5%	N/A

- In **European Replacement**, Michelin new tire sales and market share increased compared with the same period last year. The analysis of the third quarter sales performance needs to be made in light of the market bias created by a transfer to the first half of some sales which would normally have occurred in the third quarter, as price increases announced in the second quarter and due to be effective in the summer induced advance purchases.

  In **North America**, the transport industry continued facing a challenging and difficult environment. However, as in the first half, Group sales again outperformed the market. One should nevertheless remember that Michelin's sales volumes and market share are still below 2000 levels. In retread, further progress has been achieved in a market which is down 1.4%.

  In **South America**, price increases which have been introduced in 2002 and early 2003 are holding up.

  In **Asia**, Michelin's sales of radial tires were up again in the first nine months, especially in China, in line with the upward trend recorded for the last 2 years.

- In **European Original equipment**, the trailer segment declined further, although at a slower pace than in the first half. This explains why Group sales are slacker than the market.

  In **North America**, the Group's overall market share in original equipment is down slightly for the first nine months. Pick up in trailer segment sales, however, drove market growth, a factor which was not to the Group's advantage since it is stronger on the power units segment than on this one.

3.3 Other activities

At EUR 3.27 billion, this reporting segment's net sales are down 4.8% on the first nine months of 2002. US dollar depreciation to the tune of 17% against the euro (after a 3.4% depreciation over the first nine months of 2002) continues to erode the dollar denominated net sales of this segment. This is particularly true for TCI and Earthmover sales after conversion as they are mostly US dollar denominated – and also for Aircraft sales, since the US dollar is the reference currency for most commercial transactions.

With respect to retailing, **Euromaster** net sales improved gradually throughout the 9 months to end-September, mainly driven by retail activities in light vehicles and commercial business vehicles. In North America, **TCI** net sales are also up both on a quarterly and on a year-to-date basis, driven by strong growth in its small tire distribution segment as well as retread manufacturing.

---

a New tires
b Western Europe
c Sales power units + trailers
d Power units market
e Radial + bias truck market USA+ Canada + Mexico

In **Earthmover** tires, sales volumes were up in recovering markets, notably on the original equipment side. However, as in the first half, the depreciation of the dollar continued to impact net sales severely.

Agricultural tires have been affected by the decline in the European replacement market caused the heat wave that hit Europe during the summer as well as the consecutive drought.

Despite an increase in sales volumes, the **Aircraft** tire business has been penalized by the depreciation of the US dollar against the euro and by the adverse environment of the airline industry. As far as **Two-wheel** tires are concerned, supply difficulties adversely affected the sales volumes despite a growing demand for Michelin radial motorbike tires. Lastly, the **Wheel** manufacturing business has continued to suffer from production over-capacity in steel wheels in the European market. In January 2003, the Group announced a set of measures aimed at reorganizing this business; these are currently being implemented.

* * *

4. Third quarter

Net sales	3rd quarter 2003 (in € million)	Δ Q3 2003/ Q3 2002 (in %)
Group	**3,800.5**	**- 1.7%**
Passenger Car & Light truck	1,912.6	- 2.1%
Truck	1,024.4	+ 2%
Other activities	1,089.5	- 3.5%
Inter-sector eliminations	(226.0)	

Sales volumes variations
(% change, Q3 2003/ Q3 2002)

	Total	Replacement	Original Equipment[a]
Group (in tons[b])	**+ 3.1%**	**+ 4.2%**	**+ 0.3%**
Passenger Car & Light Truck (in units sold)	**+ 1.4%**	+ 4.3%	- 6.1%
Truck (in units sold[c])	**+ 2.1%**	+ 2.9%	0%
Other tire activities (in tons)	**+ 0.3%**	+ 0.1%	+ 0.9%

Passenger Car/ Light Truck (in units sold) Q3 2003	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 1.4%*	*+ 4.3%*	*N/A*	*- 6.1%*	*N/A*
Europe[c]	+ 0.8%	+ 5.7%	+ 7.0%	- 9.7%	- 8.3%
North America[d]	+ 0.6%	+ 2.2%	+ 5.0%	- 4.4%	- 5.0%
Other geographical areas[e]	+ 5.8%	+ 8%	N/A	+ 1.1%	N/A

a Original equipment: sales to vehicle manufacturers
b Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
c Number of new tires
c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East

Truck (in units sold) Q3 2003	Total	Replacement[a]	Replacement Market	Original Equipment	Original Equipment Market
Total	+ 2.1%	+ 2.9%	N/A	0%	N/A
Europe	- 1.8%	- 2.4%	+ 2.7%[b]	- 0.6%[c]	+ 1.4%[d]
North America	+ 2.5%	+ 7.3%	- 2.0%[e]	- 6.4%	- 5.9%
Other geographical areas[e]	+ 7.4%	+ 5%	N/A	+ 25.1%	N/A

5. Prospects for the full financial year

As far as full year operating margin is concerned, Michelin remains confident that it should be able to offset a significant proportion of the strong negative impact resulting from the sharp increase in its raw material consumption costs.

Taking into account:

- the sharp increase in raw material purchase costs since the summer of 2002 (+13% in US$ H2 2002/ H2 2001 and +20% in US$ H1 2003/ H1 2002)
- and the 4-6 months lag time between the purchase of raw materials and their consumption;

Michelin is now in a position to estimate the full year 2003 impact of raw materials prices on its income statement when compared to 2002. It should translate into an increase of approximately USD 350 million, at constant exchange rates and scope of consolidation, in the Group's operating expenses, i.e. + 20% on 2002. Most of the burden is supported by the North American operating units, as the dollar increase in raw material prices they are faced with is not compensated for by the depreciation of the US currency against the euro.

Given internal progresses, and based on the current operating environment, Michelin could achieve, at constant scope of consolidation, an operating margin slightly below that of 2002, which stood at 7.8%.

As previously noted, the Viborg distribution business will be consolidated in the 4th quarter, retroactively as of April 1, 2003. As a result, full year Group consolidated net sales should increase by some EUR 300 million on 2002. The estimated operating loss for the 9 months of consolidation should be in the 20-40 EUR million range. Note that Viborg first quarter losses are included in the estimated EUR 300 million goodwill that was made public at end-July.

* * *

Compagnie Financière Michelin

For the nine months ended September 30, 2003, Compagnie Financière Michelin (CFM) 's net sales amounted to EUR 11.34 billion, down 4.5% on last year. At constant exchange rates, by contrast, net sales expressed in euros are up 4.5%. In so far as Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments on net sales apply to CFM as well.

* * *

Full year 2003 net sales will be published on Thursday February 12, 2004, after the close of the Paris Bourse (5.30 pm Paris time). It will be followed, as usual, by a conference call.
Full year 2003 earnings will be published on Tuesday February 24, 2004, before the Paris Bourse opens.

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a New tires
b Western Europe
c Sales power units + trailers
d Power units market
e Radial + bias truck market USA+ Canada + Mexico

* * *

Questions / answers

1. Third quarter tire markets were contrasted ones. Are there any specific factors that should be looked at?

Third quarter tire markets should be viewed in light of the following key factors which already characterized the third quarter 2002 (as compared to the same period in 2001):

- -6.5% decline in the North American Passenger Car and Light Truck tire replacement market as a result of the sharp drop in the SUV market segment (-21.7%, note the bias due the exceptional growth in Q3 2001 associated with the second Firestone recall),
- Strong growth in the 2002 European Passenger Car and Light Truck tire replacement market, mainly accounted for by a 15% increase in the winter tire segment.
- A sharp surge in the North American radial Truck tire original equipment market, driven by advance purchases of "Class 8" trucks further to the introduction of new emission standards that became effective in the US in October 2002.
- The marked increase of the Original Equipment markets for Passenger Car and Light Truck tires both in Europe (+5.8%) and in North America (+9.2%) in 2002.

2. Michelin underperformed the North American Passenger Car and Light Truck replacement market in the third quarter. What happened?

After having declined respectively –5.4% and –0.9% in the first and second quarters, the North American Passenger Car and Light Truck replacement tire market is up +5% in the third quarter. As a result, on a year to date basis, the market is close to its 2002 level (-0.3%). Third quarter monthly variation was however high, and September growth should be viewed in light of an extra selling/ shipping day when compared to September 2002, together with traditional selling campaigns by tire manufacturers.

As the macro-economic environment remains challenging in North America, third quarter market recovery was mainly driven by mass market segment growth, even though, on a year to date basis, the mass market continues to post a significant downward trend (-5% on 2002 levels). Third quarter market growth was also fuelled by the SUV tire segment mechanical rebound.

Even though Michelin underperformed the market in July and August, it clearly outperformed in September in all market segments. The successful August launch of the new HydroEdge™ range in the mass market segment and a new generation MXVH4 range in the H-rated segment clearly demonstrate that quality and value-added products make a difference to the end-user. Throughout the quarter and since the start of the year, both product mix and revenues per unit improved significantly on last year's. Quality of its market share is of significant importance to Michelin, as it clearly leads to a better profitability.

3. The European Passenger Car and Light Truck tire replacement market was very strong in the third quarter. Why is that? Where does Michelin stand?

The European Passenger Car and Light Truck replacement tire market was up 7% in the third quarter, posting a significant acceleration on 2nd quarter performance (up 1.7% on Q2 2002). Market growth was strong in winter tires (+15%), Southern and Eastern Europe. From a market segment perspective, long-term trends remained unchanged, i.e. declining mass market and growing high performance and SUV tire segments.

However, winter tires make up most of the market in the 2nd half of the year, especially in Germany, Austria, Switzerland and Eastern Europe. Third quarter winter tire sales are « sell-in » sales (sales to dealers building up inventories), since winter tire sales to end-users ("sell-out") usually only start in October and are heavily dependent on weather conditions.

Higher than expected demand for Michelin's new Alpin range in Europe – which received the highest marks in ADAC's (Allgemeiner Deutscher Automobil Club, Germany's largest automobile club) winter tire test ratings - exceeded Group's anticipation. This led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe. As a result, third quarter Group winter tire sales underperformed the market despite market share gains in Germany, Austria and Switzerland.

4. Viborg will only be consolidated by year-end. Since April you have entered into a plan to turn this business around. Where do you stand today?

Preliminary findings of the in-depth post acquisition due diligence carried out since Euromaster took control over Viborg on April 1 made it necessary to take restructuring measures. Viborg's financial and operational situation had sharply deteriorated in the second half of 2002 and the first quarter of 2003; this translated into significant operational losses and into 2002 net sales being down 12% on 2001.

An ambitious merger plan into Euromaster has been decided. It intends to refocus Viborg on its core business, fully integrate the company in Euromaster's network with one single management; exploit synergies between both networks in areas such as logistics, procurement or administration; improve the management of fixed and current assets. 'MasterPlan 2004' has now started and several restructuring measures have already been announced covering administrative and logistic synergies in various European countries.

As far as net sales are concerned, the erosion has been stopped. After first quarter sales down 16% on first quarter 2002, sales volume gradually picked up. September sales were flat when compared with a year ago.

The post acquisition due diligence should be completed in the next few weeks.

5. As in the first half, 3rd quarter net sales have suffered from the appreciation of the euro against the US dollar. How sensitive is Michelin to the US dollar?

Michelin is relatively dollar neutral in a stable situation.

The Group earns slightly less than 50% of its net sales outside of Europe, with 35% of net sales being earned in North America. The majority of its raw materials, however, is purchased either in dollars, or using the US dollar as a currency base, or in other currencies that are tied to the dollar. Part of these raw materials is consumed in Europe. Moreover, North America is a profitable zone: the Group consolidates in euros its profits generated in dollars.

A drop in the dollar/euro exchange rate has the following effects:

- **On net sales:**
  - an immediate negative impact on net sales in dollars
- **On profits:**
  - an immediate negative impact on the conversion of North American results;
  - an immediate negative impact on sales realized in dollars from Europe and Asia;
  - an impact on the cost structure through a drop in raw material prices in Europe. This impact is delayed because of a lag time effect on Michelin's supply structure (the average time period between the purchase of raw material and its inclusion in the cost of goods sold is of 4 to 6 months).

In a stable situation and when considered globally, this effect is relatively neutral at the operating level, having a slightly positive effect on margins if any effect at all, with net sales growing more

slowly than net income in this case.

Nevertheless, when taking into account the lag time effect in the cost structure of the Group, any drop in the US dollar/euro exchange rate has a negative initial effect on profits.

6. Raw material prices stayed high throughout the year so far. What are the consequences for Michelin?

As of June 30, 2003, raw materials represented 25.4% of Michelin's net sales and 36.3% of its cost of goods sold. When considering the impact of a rise in raw material prices, it is important to note the strong value-added contents of Michelin's tire products in comparison with those of competitors.

At end-June 2003, natural rubber represented 23% of the total cost of raw materials. Although the rise in natural rubber prices was close to 65% in Singapore dollars for the period between January and September, the price paid by the Group for this commodity increased by an average 24% in US$ when comparing the first 9 months of 2003 to the same period in 2002.

Synthetic rubber accounts for 29% of raw materials and carbon blacks 17%. Oil prices have remained high since the start of the year (average price per barrel of Brent crude oil : 28.85 US$ for the first nine months of 2003). It is however necessary to remember that the prices of these oil-derived products are only partially correlated to crude oil prices. 15 percent of the price of Michelin's raw materials is impacted in the short term (less than one year) by the price variation of oil and its derivatives (styrene, butadiene, butyl, carbon blacks etc.).

The lag time effect between the purchase of raw materials and their consumption in the process of production introduces a delay of 4 to 6 months between the variation of the spot price of these raw materials and their translation into the cost of goods sold and operating margin of the Group.

As of end September, it is therefore possible to estimate the impact raw materials price increases could have on Michelin's full year 2003 operating expenses, when compared to 2002. At constant exchange rates and scope of consolidation, this is estimated to be a negative USD 350 million.

7. Raw material prices are up. Will you be able to compensate for these through prices?

Tires are not commodities. Raw material prices are only one of the components that determine tire prices. Michelin endeavors to fairly reflect in its prices the value-added qualities that its products bring to clients.

The Group intends to continue with this approach, which contributes to improving profitability. It therefore constantly assesses all opportunities available in the context of each specific market.

8. Michelin indicated at end-July that finished products inventories should go down in the second half. Is this happening?

As indicated at end July, the seasonal structure of the tire business typically generates a build up in finished products inventories in the 1st half of the year, and, conversely, leads to destocking in the second half.

In this respect, the 1st half 2002 was atypical, as had been indicated at the time since there had been no increase in inventories. By contrast, 2003 first half finished product inventories were back to the normal seasonal pattern and translated, when compared to the first half of 2002, into a 1.1 percentage point improvement in the operating margin half-on-half.

At end July, Michelin indicated that the decline in inventories in the second half of 2003 should be of the same order of magnitude as that of the second half 2002. At end September, Michelin is on track with this target. 2nd half on 2nd half, the impact on the operating margin should not be significant, and, therefore, full year on full year, one should record a positive impact on the margin, although smaller than the one recorded in the first half.

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Latest News

- **October 14, 2003: Michelin achieves the best ratings in ADAC winter tire tests**

  At the ADAC[a], TCS[b] and ÖAMTC[c] winter tire tests, all Michelin winter tires tested achieved the best scores. ADAC, Europe's largest automobile club put 40 winter tires in the three most widely-used sizes through a full resistance test. Results were published in the ADAC Motorwelt October 2003 issue and all the Michelin winter tires tested achieved the best overall scores. These included the Michelin Alpin, which received twice the « highly recommended » endorsement.

- **12 October 2003: trail-blazing finish to the season**

  Two new World Champion titles were added to Michelin's record: Valentino Rossi (Repsol Honda – Michelin) in GP Motorbike, 12th consecutive title in the category and Neil Hodgson's Superbike (Fila Ducati – Michelin).

  In WRC Rallye, the Pilot title was still unsure but Michelin is bound to become Champion in the carmaker category where Peugeot and Citroën are deploying incredible virtuosity.

  In F1, the struggle was far more intense than in 2002. Though Michael Schumacher won the World Champion Pilot title, Michelin-equipped pilot teams stepped 30 times on the podium out of 48 opportunities, and Kimi Raikkonen finished the season Vice-World Champion on Michelin-equipped McLaren Mercedes.

- **7 October 2003: 1,400 shareholders met in Lyons**

  Some 1,400 shareholders attended the meeting held in Lyons on 7 October, to gain a deeper understanding of Michelin and exchange with its managers. 3 themes were touched upon in greater detail: international development, the environment, innovation and research. On these and other themes, participants had a fruitful exchange which lasted a little over 2 and a half hours.

  The next shareholders meeting will take place on 20 January 2004, at Carrousel du Louvre in Paris.

[a] Allgemeiner Deutscher Automobil Club, Germany's main automobile club.
[b] Swiss Touring Club
[c] Österreichischer Automobil-, Motorrad- und Touring Club, Austria's main automobile club

- **From 24 to 26 September 2003, the 5th Challenge Bibendum accounted for progress achieved in safety and pollution prevention technologies.**

  Challenge Bibendum 2003 was held in California, one of America's most environment-conscious states. Some 500 journalists and participants were able to test and compare progress achieved in sustainable mobility. The large variety of technologies and innovations presented, in such different fields as clean fuels, noise control, etc, testify to the fact that it is possible to make mobility both safer and more compatible with the rise in demand, while consuming less energy.

  Challenge Bibendum 2004 will take place in Shanghai in China, in October 2004.

- **9 - 21 September 2003: Michelin at the Frankfurt Motor Show**

  The Frankfurt Motor Show received more than 1 million visitors this year, and they were able to discover the latest innovations in the world automotive industry. Michelin, a key actor in the progress of the automotive industry, was, of course, present.

  The public was able to discover the Group's latest innovations as regards performance and extended mobility (Michelin PAX System, Michelin Zero Pressure), and safety systems (pressure monitoring and management, in a joint venture with TRW and Wabco) and the environment (Michelin Proxima, very low rolling resistance tire). The public also discovered Michelin's new Pilot Alpin, as well as the new Michelin Pilot Sport.

- **16 September 2003: XeoBib wins Gold Medal**

  On 16 September, Deutsche Allgemeine Gesellschaft's innovation commission for the Hanover (Germany) Agrotechnica Exhibition awarded its Gold Medal to Michelin for its new agricultural tire, XeoBib. The panel was made up of academics, consultants and farmers.

  XeoBib is the first agricultural tire to run with pressure equal to, or lower than, 1 bar, and to be as performing in the fields as on the road. It will be presented officially at Agritechnica in November and marketed during Spring 2004 throughout Europe.

- **1 September 2003: Michelin invents the all-services-included tire**

  In an effort to continually improve life for motorists, Michelin launched OnWay in France, which brings innovating and free services to the market.

  A genuine « travel companion», Michelin OnWay is proposed for all purchases of at least one Michelin tire and involves three free services: tire damage guarantee in the event of a flat, theft or vandalism (repair or compensation as the case may be); tire assistance (servicing in under one hour) and SOS Direction service (route guiding assistance, advice to locate hotels and restaurants).

  These services are accessible round the clock and the offer will be progressively extended to all of Europe from 2004.

- **8 September 2003: Shareholders Advisory Committee meets to discuss improvements to Michelin's Annual Report**

  On 8 September, the Shareholders Advisory Committee met for the 3rd time this year. The theme of its work was to assess the possibility of improving the annual report and Group Shareholders' letters, with a view to meet even better individual shareholder expectations.

  Michelin shares are registered, and the annual report and letters to shareholders are therefore systematically sent to all 220,000 Group shareholders, most of whom are individual shareholders including some 79,000 employees.

- **August 2003: Michelin introduces the all-new HydroEdge™ in North America**

  Early August, Michelin introduced the all-new *HydroEdge™*, a premium passenger car and minivan tire for the North American mass market. The Michelin® *HydroEdge™* tire is designed to excel in many performance categories — scoring top marks in wet traction, maximum tread life and quiet ride

— while delivering outstanding hydroplaning resistance, exceptional everyday handling and the sleek "look" of a sporty, high-performance tire. Customer response has been very good and sales have proven very successful since its launch.

- ☐ **22 July 2003: Michelin produces its first tire in Russia**

  On 22 July, the first passenger car tire came out of the vulcanizing press at Michelin's Davydovo plant, near Moscow. When reaching its normal cruising speed, from 2005, the new plant should produce some 2 million tires a year. It will strengthen Michelin's foothold in Russia, which represents currently some 10% of the European replacement passenger car – light truck market (or around 20 million tires). Market projections show that this market should double by 2010.

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Contacts

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
eric.le-corre@fr.michelin.com
Laurent Cavard: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
laurent.cavard@fr.michelin.com

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**For more information,
visit the « Investor relations » section at www.michelin.com**


SEC MAIL
PROCESSING
NOV 17 2003
WASH, D.C.

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2003	2002
From January 1 to March 31	3,655	3,842
From January 1 to June 30	7,348	7,821
From January 1 to September 30	11,149	11,686